                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)



                        Biovail Corporation International
                        ---------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)


                                   09067K 10 6
                                 --------------
                                 (CUSIP Number)

                                  Eugene Melnyk
                        Biovail Corporation International
                         460 Comstock Road, Scarborough
                             Ontario, Canada M1L 4S4
                                 (416) 285-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                March 1, 1997
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Check the following box if a fee is being paid with the statement / /.
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SCHEDULE 13D

CUSIP NO.: 09067K 10 6

(1)      NAME OF REPORTING PERSON:

         Eugene Melnyk

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               / /

         (b)               / /

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)               / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER: 6,185,727

         (8)      SHARED VOTING POWER: 0

         (9)      SOLE DISPOSITIVE POWER: 6,185,727

         (10)     SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,185,727

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                       / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.7%

(14)     TYPE OF REPORTING PERSON: IN




--------

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 3 amends and restates the statement on
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995 and Amendment No. 2 thereto filed with the SEC on September 25, 1996 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation International (the "Company"), with its principal executive offices located at 460 Comstock Road, Scarborough, Ontario, Canada M1L 4S4, (416)-285-6000.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by Eugene Melnyk. Mr. Melnyk is the Chairman of the Board and a Director of the Company, a pharmaceutical research, development and manufacturing corporation. The business address of Mr. Melnyk is Chelston Park, Building 2, Collymore Rock, St. Michael, Barbados, West Indies. Mr. Melnyk is a citizen of Canada.

                  During the last five years, Mr. Melnyk has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The filing of this Statement shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Of the 6,185,727 shares of Common Stock to which this Statement relates, 75,000 and 50,000 of such shares were purchased by Mr.
Melnyk with personal funds on February 28, 1997 and March 1, 1997, respectively, for an aggregate purchase price of $2,943,187.50.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Subject to applicable legal requirements and the factors referred to below, Mr. Melnyk presently intends to purchase from time to time up to an aggregate of an additional 625,000 shares of Common Stock in open market transactions. In determining whether to purchase additional shares, he intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.

                  Mr. Melnyk's acquisition of the Common Stock is for the purpose of investment. Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  As of March 11, 1997, Mr. Melnyk may be deemed to be the beneficial owner of 6,185,727 shares of Common Stock (including 5,555,727 shares which are owned directly by Mr. Melnyk and 630,000 shares which are the subject of currently exercisable options), which constitute in the aggregate 23.7% of the shares of Common Stock outstanding.

                  Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

                  (b) Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him.

                  (c) Transactions in the Common Stock by Mr. Melnyk effected during the past 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected by Mr. Melnyk in the open market on the New York Stock Exchange, and Mr. Melnyk's stock purchases were made with personal funds.

                  Except as described in Schedule I hereto, Mr. Melnyk has not effected any transactions in the Common Stock during the past 60 days.

                  (d) Mr Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  In October 1996, Mr. Melnyk entered into a $7 million credit facility with Merrill Lynch International Bank Limited (the "Credit Facility"). The Credit Facility did not serve as the source of any of the funds used by Mr. Melnyk to acquire shares of Common Stock. The Credit Facility provides for Mr. Melnyk to pledge as collateral up to an aggregate of 650,000 shares of Common Stock to secure the payment of all loans and other amounts due thereunder, as well as standard default and similar provisions customary for such an arrangement.

                  Except as otherwise described herein, Mr. Melnyk has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits,
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division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.
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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1997




                                                     /s/ Eugene Melnyk
                                                     ---------------------
                                                         Eugene Melnyk

                                                                      SCHEDULE I




             SCHEDULE OF TRANSACTIONS IN THE SHARES OF COMMON STOCK

                           No. of Shares
         Date              Purchased                     Price Per Share(1)
         2/28/97           17,500                             $23.625

         2/28/97            6,500                             $23.75

         2/28/97           51,000                             $24.125

         3/01/97           50,000                             $22.90





(1)      Net of brokers commissions
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                                  EXHIBIT INDEX

No exhibits are being filed with this Amendment No. 3.